SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
_______________

SCHEDULE 13D1
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 3)

Charles River Laboratories International, Inc.
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

159864107
(CUSIP Number)

Marc Weingarten, Esq.
Schulte Roth & Zabel LLP
919 Third Avenue
New York, New York 10022
(212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 16, 2010
(Date of Event which Requires
Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
(Continued on following pages)

(Page 1 of 4 Pages)

1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 159864107	SCHEDULE 13D	Page 2 of 4 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) JANA PARTNERS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,780,695
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 4,780,695
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 4,780,695
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 7.2%
14	TYPE OF REPORTING PERSON* IA
* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 159864107	SCHEDULE 13D	Page 3 of 4 Pages

The Schedule 13D filed on June 7, 2010 (the “Schedule 13D”), as amended by Amendment No. 1 dated June 16, 2010 and Amendment No. 2 dated July 9, 2010 by JANA Partners LLC, a Delaware limited liability company (the “Reporting Person”), relating to the shares ("Shares") of common stock, $0.01 par value per share, of Charles River Laboratories International, Inc., a Delaware corporation (the "Issuer"), is hereby amended as set forth below by this Amendment No. 3 to the Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is being amended and supplemented by the addition of the following:

On July 16, 2010, the Reporting Person sent a letter to James C. Foster, the Issuer’s Chairman, President and Chief Executive Officer, attached hereto as Exhibit D and incorporated herein by reference.

Item 5.	Interest in Securities of the Company.

                 Paragraph (c) of Item 5 of the Schedule 13D is hereby amended and restated as follows:

(c) There have been no transactions in the Shares effected by the Reporting Person since its previous Schedule 13D amendment.

Item 7.	Material to be Filed as Exhibits.

                 Item 7 of the Schedule 13D is being amended and supplemented by the addition of the following:

3.   Exhibit D:  Letter to James C. Foster dated July 16, 2010

CUSIP No. 159864107	SCHEDULE 13D	Page 4 of 4 Pages

SIGNATURES

After reasonable inquiry and to the best of her knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  July 16, 2010

JANA PARTNERS LLC

By:	/s/ Jennifer Fanjiang
Name:	Jennifer Fanjiang
Title:	Deputy General Counsel

\